Annual Report 2024



UNITED-GUARDIAN, INC.

Cosmetic Ingredients

Medical Lubricants

Pharmaceutical Products

Sexual Wellness Ingredients

Excellence Through Innovation®



OFFICERS AND DIRECTORS

DONNA VIGILANTE
President

PETER A. HILTUNEN
Senior Vice President
Production and Procurement

ANDREA YOUNG
Chief Financial Officer & Controller
Treasurer
Secretary

KEN GLOBUS
Chairman of the Board of Directors

ARTHUR M. DRESNER
Director; Counsel to the law firm of
Duane Morris LLP
New York, NY

LAWRENCE F. MAIETTA
Director; Partner in the accounting firm of
PKF O'Connor Davies, LLP
New York, NY

ANDREW A. BOCCONE
Director; Independent Business Consultant,
Former President of Kline & Company, Inc.
(business consulting firm), Little Falls, NJ

S. ARI PAPOULIAS
Director; Principal of ChemRise LLC
(a business advisory firm providing advice to
companies in the chemicals industry), Tarrytown, NY

CATHERINE KOLINSKI
Director; Independent Business Consultant,
Former Vice President of Ashland Specialty Ingredients
(manufacturer and distributor of specialty chemicals),
Bridgewater, NJ

CORPORATE PROFILE

United-Guardian, Inc. is a publicly-traded (NASDAQ:UG), fully integrated research, development, and manufacturing company that has been supplying unique and innovative products to the personal care, health care, pharmaceutical, and industrial sectors since 1942. The company's products are developed and manufactured by the company's Guardian Laboratories Division at its 50,000 square foot facility in Hauppauge, New York. The cosmetic ingredients are marketed through a worldwide network of distributors and are used by many of the major multinational cosmetic companies. The pharmaceutical products are sold primarily to full-line drug wholesalers, which distribute them to pharmacies, hospitals, physicians, long-term care facilities, and other health care providers. The health care products are primarily medical lubricants marketed directly to manufacturers of medical devices and other medical products, which incorporate them into their finished products and distribute them to hospitals, pharmacies, and other health care facilities. The specialty industrial line of products was discontinued after the second quarter of 2023. The LUBRAJEL® line of hydrogels is the company's most important product line and are used in both personal care and medical products. Innovation is a central theme of United-Guardian's strategy. The focus, at this time, is to continue expanding the pipeline of classic and naturally derived hydrogel products to address unmet market and customer needs. Over the years, the company has been issued over 32 patents. The company currently relies primarily on proprietary manufacturing methods and product formulations, which are protected as trade secrets, rather than patent protection. United-Guardian has received ISO 9001:2015 registration from DQS Inc., indicating that the company's documented procedures and overall operations have attained the very high level of quality needed for this global certification level.

LETTER TO STOCKHOLDERS

Dear Stockholder:

I am pleased to report that 2024 was a stronger year for United-Guardian compared to 2023. We saw sales improve in both the cosmetic and medical lubricant markets. While pharmaceutical sales did not fully recover in 2024 due to a shutdown at our contract manufacturer for Renacidin®, we did start to recover from the deficit that we had seen earlier in the year.

Net sales and net income increased from FY 2023 to FY 2024. Net sales increased by 12% from $10,885,154 in 2023 to $12,181,971 in 2024 generating net income of $3,250,875 ($0.71 per share) in 2024 compared to $2,581,370 ($0.56 per share) in 2023. Sales of cosmetic ingredients and medical lubricants increased by 32% and 16%, respectively. The increase in cosmetic ingredient sales was primarily due to increased purchase orders from our largest distributor, Ashland Specialty Ingredients ("ASI"). ASI stated that there was greater demand for our products in China as a result of regaining market share at certain key accounts. The increase in medical lubricant sales was driven by greater demand from one of our large contract manufacturer customers in China. Pharmaceutical sales decreased by 5% in 2024, due to a supply disruption of Renacidin, our main pharmaceutical product, that we experienced at the end of 2023 and continued into the first quarter of 2024. This disruption impacted our sales of Renacidin for 2024. Sales began increasing once supply levels resumed and we saw a trend of returning sales as the year progressed. Our fourth quarter results were not as strong as the previous quarters in 2024, and the primary reason for this decrease was due to ASI's ordering patterns. While sales to ASI's customers remained steady, so did their inventory levels, which resulted in a decrease in the purchase orders we received from them in the fourth quarter.

We are continuing to explore the market for Renacidin by gaining valuable insights into patient product access, barriers limiting growth and brand awareness. Our next study, an investigation into the payer landscape, will begin in the second quarter of 2025. This study will explore barriers that may exist for patients to access Renacidin and develop strategies to mitigate the barriers, if present. We believe that obtaining a broader understanding of Renacidin in the marketplace will allow us to expand our sales and reach more patients. These studies are not only designed to increase our domestic market share but will allow us to demonstrate the potential value this product may have across the globe. Our wider plan is to expand Renacidin outside the United States, and we believe the information generated from our research will put us on a trajectory to accomplish that goal.

We have been actively working with our distributors to seek opportunities to expand our market position. We recently signed a distribution agreement with Azelis Group NV ("Azelis") for an additional territory, South Korea. The Korean market is at the forefront of innovation in the skin care category, and the Azelis team is ideally suited to introduce our products to new customers. Azelis has already begun introducing our ingredients to their customers and we are hopeful that we will gain greater market share in this territory. We continue to have discussions with ASI on a new distribution agreement for our cosmetic ingredients. While finalizing this agreement has taken longer than expected, we are actively working with ASI to negotiate the terms of our agreement. We are hopeful that an agreement will be signed later this year. We continue to conduct business with ASI as we have previously, by fulfilling orders and discussing marketing strategies. We have been discussing the topic of tariffs with our distributors as well as internally. The situation remains fluid and is subject to change. We are continuing to monitor the situation closely, and we will update our stockholders on the potential impact on our business, if any, in the next stockholders' letter.

Our Natrajel® line of sexual wellness ingredients was first introduced to the market in late 2023 and has been steadily gaining interest from customers. Brenntag Specialties ("Brenntag"), our marketer and distributor of the sexual wellness line in the Americas, has been promoting these products at trade shows and during customers visits. We have received positive feedback and interest, which we believe will put us in a strong position for growth as this market continues to gain traction among consumers. While all new products take time to grow, we have been very encouraged by the number of sample requests we have received so far and are hopeful we will receive orders for these products in 2025. We are still in the process of negotiating an extension to our current agreement for an additional territory in Europe.

We are excited to report that our marketing agreement with Azelis for our medical lubricant products in the UK and Ireland has been executed. Azelis has strong relationships with customers in the medical market and believes that our products are a natural fit for unmet needs within several medical categories. We are at the beginning of this process, and are preparing documentation, providing training materials and developing a marketing strategy. We will provide updates as we move forward.

Finally, our research and marketing teams continue to develop ingredients and promote existing products to new customers. Based on feedback from our customers and distributors, we know that our Lubrajel® line of products provide multifunctional benefits with hydration, lubrication and sensory at the forefront. We have several new products in the later stages of development and will be providing samples to our distributors for feedback in the coming months. The products include a skin care ingredient designed for longer hydration benefits, a hair care ingredient that meets the growing need for natural ingredients and a new Natrajel ingredient for the sexual wellness market that addresses an unmet need. Our marketing team is creating documentation needed to provide a robust promotional effort, and we will provide additional updates once these products are launched. In addition, we are continuing to develop new products for our medical customers with several projects in various stages of development and our marketing team will be creating brochures, sample kits and training presentations to further expand our presence in the medical market.

We are still following our growth plan, which we believe is the best way to provide consistent growth to our stockholders. Our plan began in the second half of 2023 by identifying pathways for growth and expansion within our current markets. In 2024, we implemented key steps in our growth plan by adding marketing capabilities, signing a new distribution agreement, conducting studies to further our knowledge base, and assessing our commercialization channels. We believe that the core steps in our growth plan are in place, and we will continue to implement the changes needed to support our goal of growing the business.

Sincerely,
UNITED-GUARDIAN, INC.

Donna Vigilante
President

STATEMENTS OF INCOME

	Years ended December 31,	
	2024	**2023**
Net sales	**$12,181,971**	**$10,885,154**
Costs and expenses:		
Cost of sales	5,721,584	5,479,566
Operating expenses	2,356,819	2,078,564
Research and development	456,779	463,992
Total costs and expenses	**8,535,182**	**8,022,122**
Income from operations	**3,646,789**	**2,863,032**
Other income:		
Investment income	434,679	306,651
Net gain on marketable securities	26,989	81,095
Total other income	**461,668**	**387,746**
Income before provision for income taxes	**4,108,457**	**3,250,778**
Provision for income taxes	857,582	669,408
Net income	**$3,250,875**	**$2,581,370**
Earnings per common share (basic and diluted)	$ 0.71	$ 0.56
Weighted average shares (basic and diluted)	4,594,319	4,594,319

See Notes to Financial Statements

BALANCE SHEETS

ASSETS

	December 31,	
	2024	**2023**
Current assets:		
Cash and cash equivalents	$ 1,875,655	$ 8,243,122
Marketable securities	7,522,625	851,318
Accounts receivable, net of allowance for credit losses		
of $14,342 in 2024 and $16,672 in 2023	1,428,455	1,566,839
Inventories, net	1,451,995	1,223,506
Prepaid expenses and other current assets	207,804	191,708
Prepaid income taxes	179,017	176,220
Total current assets	**12,665,551**	**12,252,713**
Deferred income taxes, net	**175,397**	**50,930**
Property, plant, and equipment:		
Land	69,000	69,000
Factory equipment and fixtures	4,743,238	4,669,936
Building and improvements	3,336,352	2,976,577
Total property, plant, and equipment	**8,148,590**	**7,715,513**
Less accumulated depreciation	7,192,203	7,096,318
Total property, plant, and equipment, net	**956,387**	**619,195**
TOTAL ASSETS	**$13,797,335**	**$12,922,838**

See Notes to Financial Statements

BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY

	December 31,	
	2024	**2023**
Current liabilities:		
Accounts payable	$ 425,003	$ 134,449
Accrued expenses	1,467,933	1,363,044
Deferred revenue	—	15,498
Dividends payable	21,533	21,265
Total current liabilities	**1,914,469**	**1,534,256**
Total liabilities	**1,914,469**	**1,534,256**
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.10 par value; 10,000,000 shares authorized; 4,594,319 shares issued and outstanding at December 31, 2024 and 2023, respectively	459,432	459,432
Retained earnings	11,423,434	10,929,150
Total stockholders' equity	**11,882,866**	**11,388,582**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$13,797,335**	**$12,922,838**

See Notes to Financial Statements

STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, **2024** and **2023**

| | Common stock | | Retained | |
	Shares	Amount	earnings	Total
Balance, January 1, 2023	4,594,319	$459,432	$ 8,807,212	$ 9,266,644
Net income	—	—	2,581,370	2,581,370
Dividends declared, not paid ($0.10 per share)	—	—	(45)	(45)
Dividends declared and paid ($0.10 per share)	—	—	(459,387)	(459,387)
Balance, December 31, 2023	4,594,319	$459,432	$10,929,150	$11,388,582
Net income	—	—	3,250,875	3,250,875
Dividends declared, not paid ($0.60 per share)	—	—	(268)	(268)
Dividends declared and paid ($0.60 per share)	—	—	(2,756,323)	(2,756,323)
Balance, December 31, 2024	4,594,319	$459,432	$11,423,434	$11,882,866

See Notes to Financial Statements

STATEMENTS OF CASH FLOWS

| | Years ended December 31, | |
	2024	**2023**
Cash flows from operating activities:		
Net income	$ 3,250,875	$ 2,581,370
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	95,885	105,682
Gain on sale of asset	—	(10,000)
Net gain on marketable securities	(26,989)	(81,095)
Allowance for credit losses	(2,330)	(3,391)
Allowance for obsolete inventory	(14,208)	(17,000)
Deferred income taxes	(124,467)	59,614
Decrease (increase) in operating assets:		
Accounts receivable	140,714	(135,872)
Inventories	(214,281)	465,506
Prepaid expenses and other current assets	(16,096)	10,138
Prepaid income taxes	(2,797)	9,008
Increase (decrease) in operating liabilities:		
Accounts payable	290,554	104,034
Accrued expenses	104,889	40,988
Deferred revenue	(15,498)	15,498
Net cash provided by operating activities	**3,466,251**	**3,144,480**
Cash flows from investing activities:		
Acquisitions of property, plant and equipment	(433,077)	(165,716)
Proceeds from sale of asset	—	10,000
Purchases of marketable securities	(8,459,318)	(621,852)
Proceeds from sales of marketable securities	1,815,000	5,505,145
Net cash (used in) provided by investing activities	**(7,077,395)**	**4,727,577**
Cash flows from financing activities:		
Dividends paid	(2,756,323)	(459,387)
Net cash used in financing activities	**(2,756,323)**	**(459,387)**
Net (decrease) increase in cash and cash equivalents	(6,367,467)	7,412,670
Cash and cash equivalents, beginning of year	8,243,122	830,452
Cash and cash equivalents, end of year	$ 1,875,655	$ 8,243,122
Supplemental disclosure of cash flow information:		
Taxes paid	$ 1,050,795	$ 600,000
Supplemental disclosure of non-cash items:		
Dividends payable	$ 268	$ 45

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

NOTE A

NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

United-Guardian, Inc. ("Registrant" or "Company") is a Delaware corporation that, through its Guardian Laboratories division, manufactures, markets and develops specialty cosmetic ingredients, pharmaceutical products, medical lubricants and sexual wellness ingredients. Prior to July 1, 2023, the Company manufactured and reported sales of a line of specialty industrial products; however, this product line was discontinued after the second quarter of 2023 due to low sales volume with no growth prospects. The Company also conducts research and product development, primarily related to the development of new and unique cosmetic ingredients. The Company's research and development department also modifies, refines, and expands the uses for existing products, with the goal of further developing the market for the Company's products. Two major product lines, Lubrajel and Renacidin Irrigation Solution ("Renacidin") together accounted for approximately 93% and 92% of the Company's sales for the years ended December 31, 2024 and December 31, 2023, respectively. Lubrajel accounted for approximately 60% and 54% of the Company's sales for the years ended December 31, 2024 and December 31, 2023, respectively, and Renacidin accounted for approximately 33% and 38% of the Company's sales for the years ended December 31, 2024 and December 31, 2023, respectively.

Segment Information

The Company operates its business under one operating segment, which is also its reportable segment. The Company's chief operating decision maker ("CODM"), who is the President, reviews financial information presented at the consolidated level and decides how to allocate resources based on financial metrics, including net income. The measure of segment assets is reported on the balance sheet as total consolidated assets. The CODM, along with the Board Of Directors, use such financial metrics, including net income, to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits or allocate to other parts of the organization, such as working capital needs, mandatory and discretionary capital expenditures or other growth opportunities that may arise that are in the Company's best interest and the best interest of the stockholders.

Net income, other financial metrics and sales forecasts are used to monitor budget versus actual results. The reported segment revenue, segment profit or loss and significant segment expenses are the same as the consolidated results disclosed on the consolidated statements of income.

Impact of Global Supply Chain Instability, Inflation and Tariffs

The continued supply chain instability, primarily caused by military tensions in the Middle East, continues to impact vessels' access to the Red Sea and Suez Canal. Shipping experts say this crisis may last into the first half of 2025. The Company continues to work with its suppliers regarding lead times and is closely monitoring this situation. Although the Company has not yet experienced any delays in receiving raw materials or an increase in shipping costs, the Company is aware that the situation is fluid and could impact it at any time. If that occurs, the Company may experience longer lead times and increased shipping costs for some of its raw materials, which may impact future gross margins. As a result of this global supply chain instability, there continues to be uncertainty regarding the potential impact on the Company's operations or financial results and its unable to provide an accurate estimate or projection as to what the future impact will be.

The Trump administration has communicated its intention to impose tariffs on many products imported from China, Canada and Mexico. Some of those tariffs went into effect on March 4, 2025. Since that time the Trump administration has increased some of those tariffs and postponed others. It has threatened to

levy tariffs on additional countries, including those of the European Union. Many of the countries on which those tariffs have been levied have imposed their own retaliatory tariffs or threated to impose tariffs on goods they import from the U.S. The tariff situation remains fluid and is subject to modification at any time. At this time, it is difficult for the Company to determine the impact of these tariffs on its business. The Company will continue to monitor this situation closely.

While the Company obtains most of its raw materials and lab supplies from domestic sources, it has three suppliers that obtain their raw materials from China. These materials are not purchased by the Company in large quantities, and it has adequate stock on hand to cover the next six months. In addition, the Company has one direct raw material supplier in China; however, the raw materials purchased from this supplier are not in large quantities and the effect of this tariff would not materially impact the pricing of its products.

Many of the Company's products are used in the formulation of finished products that are manufactured in China and then imported back into the United States ("U.S.") for sale. There is the possibility that the tariffs levied on these finished products could result in an increase in their price, which could potentially impact demand for these products in the U.S.

Due to the continued uncertainty of this, any other tariffs that may be imposed, there continues to be uncertainty regarding the future impact of any additional tariffs on the Company's operations or financial results.

Use of Estimates

In preparing financial statements in conformity with a Generally Accepted Accounting Principles in the United States of America ("US GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimated items include the allowance for credit losses, reserve for inventory obsolescence, accrued distribution fees, outdated material returns, possible impairment of marketable securities and the allocation of overhead.

Accounts Receivable and Reserves

In accordance with FASB ASC Topic 326, *"Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"*, ("ASC 326"), the Company presents financial assets at the net amount expected to be collected, requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life. This is in contrast to previous U.S. GAAP, under which credit losses were not recognized until it was probable that a loss had been incurred. The Company performed its expected credit loss calculation based on historical accounts receivable write-offs, including consideration of then-existing economic conditions and expected future conditions. The adoption of this ASU did not have a significant impact on the financial statements. Prior to the implementation of ASU No. 2016-13, the Company calculated its reserve for accounts receivable by considering many factors including historical data, experience, customer types, credit worthiness and economic trends.

The carrying amount of accounts receivable is reduced by an allowance for credit losses that reflects the Company's best estimate of the amounts that will not be collected as of the balance sheet date. This allowance is based on the credit losses expected to arise over the life of the asset and is based on the Current Expected Credit Losses ("CECL"). At December 31, 2024 and 2023, the allowance for credit losses related to accounts receivable amounted to $14,342 and $16,672, respectively.

Revenue Recognition

The Company records revenue in accordance with ASC Topic 606 "Revenue from Contracts with Customers." Under this guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company's principal source of revenue is product sales.

The Company's sales, as reported, are subject to a variety of deductions, some of which are estimated. These deductions are recorded in the same period in which the revenue is recognized. Such deductions, primarily related to the sale of the Company's pharmaceutical products, include chargebacks from the United States Department of Veterans Affairs

("VA"), rebates in connection with the Company's current participation in Medicare programs, distribution fees, discounts, and outdated product returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on sales for a reporting period.

During 2024 and 2023, the Company participated in various government drug rebate programs related to the sale of Renacidin, its most important pharmaceutical product. These programs include the Veterans Affairs Federal Supply Schedule ("FSS"), and the Medicare Part D Coverage Gap Discount Program ("CGDP"). These programs require the Company to sell its product at a discounted price. The Company's sales, as reported, are net of these rebates, some of which are estimated and are recorded in the same period that the revenue is recognized.

On January 1, 2025, the Centers for Medicare & Medicaid Services ("CMS") implemented a new Medicare Part D Manufacturer Discount Program ("Discount Program"), which replaced the prior CGDP. The new Discount Program eliminates the coverage gap benefit phase, introduces pharmaceutical manufacturer discounts in the initial and catastrophic coverage phases, and lowers the cap on enrollee out-of-pocket costs. Under the new Discount Program, additional rebates are expected to be owed by pharmaceutical manufacturers due to the restructuring of the benefit periods and removal of the cap that was in place that limited the drug manufacturer's liability. The overall financial impact of this new program will vary depending on the products being reimbursed but is expected to increase Medicare Part D rebates for drug manufacturers. On January 31, 2024, the Company was notified by CMS that it qualified as a "specified small manufacturer" and would be entitled to a multi-year phase-in period during which it would pay a lower percentage discount on drugs dispensed to beneficiaries. Based on the "specified small manufacturer" designation, it appears, that based on our current level of sales through the Medicare Part D Program, the Company would have reduced rebate liabilities in years 2025 and 2026,

with rebates gradually increasing each year until they reach their full value in 2031. By the end of the phase in period in 2031, these rebate liabilities are expected to significantly exceed the liabilities we have recorded under the CGDP in previous years.

As long as a valid purchase order has been received and future collection of the sale amount is reasonably assured, the Company recognizes revenue from sales of its products when those products are shipped, which is when the Company's performance obligation is satisfied. The Company's cosmetic products are shipped EXW from the Company's facility in Hauppauge, NY, and the risk of loss and responsibility for the shipment passes to the customer upon shipment. Sales of the Company's non-pharmaceutical medical products are deemed final upon shipment, and there is no obligation on the part of the Company to repurchase or allow the return of these goods unless they are defective. Sales of the Company's pharmaceutical products are final upon shipment unless (a) they are found to be defective; (b) the product is damaged in shipping; (c) the product cannot be sold because it is too close to its expiration date; or (d) the product has expired (but it is not more than one year after the expiration date). This return policy conforms to standard pharmaceutical industry practice. The Company estimates an allowance for outdated material returns based on previous years' historical returns of its pharmaceutical products.

The Company does not make sales on consignment, and the collection of the proceeds of the sale of any of the Company's products is not contingent upon the customer being able to sell the goods to a third party.

Any allowances for returns are taken as a reduction of sales within the same period the revenue is recognized. Such allowances are determined based on historical experience under ASC Topic 606-10-32-8. At December 31, 2024 and 2023, the Company had an allowance of $276,732 and $247,847, respectively, for possible outdated material returns, which is included in accrued expenses. There is no asset value associated with these outdated material returns, as these products are destroyed.

The timing between recognition of revenue for product sales and the receipt of payment is not significant. The Company's standard credit terms, which vary depending on the customer, range between 30 and 60 days. The Company recognizes an allowance for credit losses on its accounts receivable in accordance with ASU 2016-13, which is based on the credit losses expected to arise over the life of the asset and is based on Current Expected Credit Loss ("CECL"). Prompt-pay discounts are offered to some customers; however, due to the uncertainty of the customers taking the discounts, the discounts are recorded when they are taken.

At December 31, 2023, the Company recorded advance payments from two of its customers in the amount of $15,498, which was recorded as deferred revenue on the balance sheet. The related performance obligations associated with these payments were satisfied in the first quarter of 2024. No such advanced payments existed at December 31, 2024.

The Company has distribution agreements with certain distributors of its pharmaceutical products that entitle those distributors to distribution and services-related fees. The Company records distribution fees, and estimates of distribution fees, as offsets to revenue.

Disaggregated net sales by product class are as follows:

| | Years ended December 31, | |
	2024	2023
Cosmetic ingredients	$ 5,438,262	$ 4,132,334
Pharmaceuticals	4,715,145	4,950,594
Medical lubricants	2,028,564	1,750,632
Industrial and other	—	51,594
Total Net Sales	$12,181,971	$10,885,154

The Company's cosmetic ingredients are currently marketed worldwide by five distributors, of which the United States ("U.S.")-based ASI purchases the largest volume. For the years ended December 31, 2024 and 2023, approximately 16% and 21%, respectively, of the Company's sales were to (a) its foreign-based distributors (which does not include ASI), which marketed and distributed the Company's cosmetic ingredients to customers outside the U.S. and (b) a few foreign customers for the Company's medical lubricants, which were sold directly to those customers by the Company.

Disaggregated sales by geographic region are as follows:

| | Years ended December 31, | |
	2024	2023
United States*	$10,175,926	$ 8,601,205
Other countries	2,006,045	2,283,949
Net Sales	$12,181,971	$10,885,154

* Although a significant percentage of ASI's purchases from the Company are sold to foreign customers, all sales to ASI are considered U.S. sales for financial reporting purposes, since all shipments to ASI are shipped to ASI's warehouses in the U.S. A certain percentage of those products are subsequently shipped by ASI to its foreign customers. Based on sales information provided to the Company by ASI, 79% of ASI's sales in 2024 were to customers in foreign countries, compared with 69% in 2023. ASI's largest foreign market in both 2024 and 2023 was China, which accounted for approximately 43% of ASI's sales in 2024 and 29% of sales in 2023.

Cash and Cash Equivalents

For financial statement purposes, the Company considers as cash equivalents all highly liquid investments with an original maturity of three months or less at the time of purchase. The Company deposits cash and cash equivalents with financially strong, FDIC-insured financial institutions, and it believes that any amounts above FDIC insurance limitations are at minimal risk. The amounts held in excess of FDIC limits at any point in time are considered temporary and are primarily due to the timing of maturities of United States Treasury Bills and Certificates of Deposit. Cash and cash equivalents held in these accounts are currently insured by the Federal Deposit Insurance Corporation ("FDIC") up to a maximum of $250,000. At December 31, 2024 and 2023, approximately $234,000 and $311,000 respectively, exceeded the FDIC limit. The Company also invests in certain money market mutual funds that are protected as securities by the Securities Investor Protection Corporation ("SIPC"). At December 31, 2024, cash held in these money market mutual funds of approximately $563,000 exceeded the SIPC limit. At December 31, 2023, cash held in these money market mutual funds was below the SIPC limit.

Dividends

On July 10, 2024, the Company's Board of Directors declared a cash dividend of $0.35 per share, which was paid on July 31, 2024, to all holders of record as of July 23, 2024. Dividends totaling $1,607,855 were paid and the balance of $156 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment. On January 30, 2024, the Company's Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 20, 2024, to all holders of record as of February 12, 2024. Dividends totaling $1,148,468 were paid. The balance of $112 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment. On January 27, 2025, the Company's Board of Directors declared a cash dividend of $0.35 per share, which was paid on February 18, 2025, to all stockholders of record as of February 10, 2025.

On July 12, 2023, the Company's Board of Directors declared a cash dividend of $0.10 per share, which was paid on August 2, 2023, to all stockholders of record as of July 26, 2023. The Company did not declare any other dividends in 2023. During 2023, the Company declared total dividends of $459,432, of which $459,387 was paid. The balance of $45 is payable to stockholders whose old Guardian Chemical shares have not yet been exchanged to United-Guardian, Inc. shares and are pending escheatment. In June of 2023, the Company's Board of Directors changed the Company's dividend declaration practice and expects to consider a semi-annual dividend declaration in January and July of each year.

Marketable Securities

The Company's marketable securities include investments in equity mutual funds, United States Treasury Bills ("U.S. Treasury Bills") and Certificates of Deposit with maturities longer than 3 months. The Company's marketable equity securities are reported at fair value with the related unrealized and realized gains and losses included in net income. U.S Treasury Bills and Certificates of Deposit are recorded at amortized cost. Realized gains or losses on mutual funds are determined on a specific identification basis. The Company evaluates its investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value had been below cost basis, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. The Company would record an impairment charge to the extent that the cost of the available-for-sale securities exceeds the estimated fair value of the securities and the decline in value is determined to be other-than-temporary. During 2024 and 2023, the Company did not record an impairment charge regarding its investment in marketable securities because management believes, based on its evaluation of the circumstances, that the decline in fair value below the cost of certain of the Company's marketable securities is temporary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is equal to the selling price less the estimated costs of selling and/or disposing of the product. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out ("FIFO") method. Inventory costs include material, labor and factory overhead.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation. Major replacements and betterments are capitalized, while routine maintenance and repairs are expensed as incurred. Assets are depreciated under both accelerated and straight-line methods. Depreciation charged as a result of using accelerated methods was not materially different than that which would result from using the straight-line method for all periods presented. Certain factory equipment and fixtures are constructed by the Company using purchased materials and in-house labor. Such assets are capitalized and depreciated on a basis consistent with the Company's purchased fixed assets.

Estimated useful lives are as follows:

Factory equipment and fixtures	5 - 7 years
Building	40 years
Building improvements	Lesser of useful life or 20 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairments were necessary at December 31, 2024 and 2023.

Fair Value of Financial Instruments

Management of the Company believes that the fair value of financial instruments, consisting of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, approximates their carrying value due to their short payment terms and liquid nature.

Concentration of Credit Risk

Accounts receivable potentially expose the Company to concentrations of credit risk. The Company monitors the amount of credit it allows each of its customers, using the customer's prior payment history to determine how much credit to allow or whether credit should be given at all. It is the Company's policy to discontinue shipments to any customer that is substantially past due on its payments. The Company sometimes requires payment in advance from customers whose payment record is questionable. As a result of its monitoring of the outstanding credit allowed for each customer, as well as the fact that the majority of the Company's sales are to customers whose satisfactory credit and payment record has been established over a long period of time, the Company believes that its accounts receivable credit risk has been reduced.

For the year ended December 31, 2024, four of the Company's pharmaceutical wholesalers and cosmetic ingredient distributors accounted for approximately 80% of the Company's gross sales during the year and approximately 87% of its outstanding accounts receivable on December 31, 2024. For the year ended December 31, 2023, the same four pharmaceutical wholesalers and cosmetic ingredient distributors accounted for a total of approximately 77% of the Company's gross sales during the year and 89% of its outstanding accounts receivable on December 31, 2023.

Supplier Concentration

Most of the principal raw materials used by the Company consist of common industrial organic and inorganic chemicals and are available in ample supply from numerous sources. However, there are some raw materials used by the Company that are not readily available or require longer lead times. The Company has three major raw material vendors that collectively accounted for approximately 83% and 76% of the raw material purchases by the Company in 2024 and 2023, respectively. In addition to the Company's raw materials concentration, the Company utilizes one contract manufacturer for the production of its pharmaceutical product, Renacidin. Any disruption in this manufacturer's operations could have a material impact on the Company's revenue stream.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

Uncertain tax positions are accounted for utilizing a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2024 and 2023, the Company did not have any unrecognized income tax benefits. It is the Company's policy to recognize interest and penalties related to taxes as interest expense as incurred. During the years ended December 31, 2024 and 2023, the Company did not record any tax-related interest or penalties. The Company's tax returns for 2021 and all subsequent years are subject to examination by the United States Internal Revenue Service ("IRS) and by the State of New York.

Research and Development

Research and development expenses are expenditures incurred in connection with in-house research on new and existing products. It includes payroll and payroll related expenses, outside laboratory expenditures, lab supplies, equipment repairs and maintenance and equipment depreciation.

Advertising Expenses

Advertising costs are expensed as incurred. The Company did not incur any advertising costs for the years ended December 31, 2024 or 2023.

Earnings Per Share Information

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share would include the dilutive effect of outstanding stock options, if any.

New Accounting Standards

On November 4, 2024, the FASB issued ASU 2024-03 *"Disaggregation of Income Statement Expenses"* ("DISE"). This guidance requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. Subsequently issued ASU 2025-01, clarified the effective date of this standard. This guidance is effective for annual reporting periods beginning after December 15, 2026, and for interim periods, within annual reporting periods beginning after December 15, 2027.

In December 2023, the FASB issued ASU 2023-09 *"Income Taxes—Improvements to Income Tax Disclosures"*. This guidance enhances the transparency and decision usefulness of income tax disclosures. More specifically, the amendments relate to the income tax rate reconciliation and income taxes paid disclosures and require 1) consistent categories and greater disaggregation of information in the rate reconciliation and 2) income taxes paid disaggregated by jurisdiction. This guidance is effective for fiscal years beginning after December 31, 2024.

In November 2023, the FASB issued ASU 2023-07, *"Improvements to Reportable Segment Disclosures"*. This amendment requires additional disclosures by public entities, including those with a single reportable segment, to disclose significant segment expenses and other segment items for each reportable segment. The guidance applies to fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. On January 1, 2024, we adopted the new standard and applied the guidance under the new standard to include additional disclosures for our single reportable segment. See notes A and G for additional information.

NOTE B
CASH AND CASH EQUIVALENTS

Cash and cash equivalents include currency on hand, demand deposits with banks or financial institutions, and short-term, highly liquid investments that are both readily convertible to known amounts of cash and so near their maturity that they present minimal risk of changes in value because of changes in interest rates. The following table summarizes the Company's cash and cash equivalents:

| | Years ended December 31, | |
	2024	2023
Demand Deposits	$ 404,801	$ 340,034
Certificates of Deposit (original 3-month maturity)	—	125,000
Money market funds	1,470,854	1,031,361
U.S. Treasury Bills (original 3-month maturity)	—	6,746,727
Total cash and cash equivalents	$1,875,655	$8,243,122

NOTE C
MARKETABLE SECURITIES

Marketable securities include investments in equity mutual funds, which are reported at their fair values, and U.S. Treasury Bills and Certificates of Deposit with original maturities greater than 3 months, which are recorded at amortized cost.

The disaggregated net gains and losses on the marketable securities recognized in the income statement for the years ended December 31, 2024 and 2023 are as follows:

| | Years ended December 31, | |
	2024	2023
Net gains recognized during the year on marketable securities	$26,989	$ 81,095
Less: Net losses realized during the year on marketable securities sold during the period	—	433,769
Net unrealized gains recognized during the reporting year on marketable securities still held at the reporting date	$26,989	$514,864

The fair values of the Company's marketable securities are determined in accordance with US GAAP, with fair value being defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company utilizes the three-tier value hierarchy, as prescribed by US GAAP, which prioritizes the inputs used in measuring fair value as follows:

- Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2—inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's marketable equity securities, which are considered available-for-sale securities, are re-measured to fair value on a recurring basis and are valued using Level 1 inputs using quoted prices (unadjusted) for identical assets in active markets. The following tables summarize the Company's investments:

December 31, 2024

	Cost	Fair Value	Unrealized Gain
Equity Securities:			
Equity and other mutual funds	$ 634,705	$ 663,682	$ 28,977
Other short-term investments:			
Fixed income Certificates of Deposit			
(original maturities > 3 months)	570,000	570,000	—
U.S. Treasury Bills (original maturities > 3 months)	6,288,943	6,288,943	—
Total other short-term investments	$6,858,943	$6,858,943	$ —
Total marketable securities	$7,493,648	$7,522,625	$ 28,977

December 31, 2023

	Cost	Fair Value	Unrealized Gain
Equity Securities:			
Equity and other mutual funds	$ 574,330	$ 576,318	$ 1,988
Other short-term investments:			
Fixed income Certificates of Deposit			
(original maturities > 3 months)	275,000	275,000	—
Total marketable securities	$ 849,330	$ 851,318	$ 1,988

Investment income is recognized when earned and consists principally of dividend income from equity mutual funds and interest income on United States Treasury Bills, Certificates of Deposit and money market funds. Realized gains and losses on sales of investments are determined on a specific identification basis.

Proceeds from the sale and redemption of marketable securities amounted to $1,815,000 for the year ended December 31, 2024 and there were no realized gains or losses. Proceeds from the sale and redemption of marketable securities for the year ended December 31, 2023 amounted to $5,505,145, which included realized losses of $433,769.

NOTE D
INVENTORIES

Inventories consist of the following:

	December 31,	
	2024	2023
Raw materials	$ 448,113	$ 476,501
Work in process	58,699	92,089
Finished products	945,183	654,916
Total Inventories	$1,451,995	$1,223,506

Inventories are valued at the lower of cost and net realizable value. Net realizable value is equal to the selling price less the estimated costs of selling and/or disposing of the product. Cost is determined using the average cost method, which approximates cost determined by the first-in, first-out method. Finished product inventories on December 31, 2024 and December 31, 2023 are net of a reserve of $32,792 and $47,000, respectively.

NOTE E
INCOME TAXES

The provision for income taxes consists of the following:

	Years ended December 31,	
	2024	2023
Current		
Federal	$ 981,244	$ 609,006
State	805	788
Total current provision for income taxes	982,049	609,794
Deferred		
Federal	(124,467)	59,614
Total deferred (benefit) expense from income taxes	(124,467)	59,614
Total provision for income taxes	$ 857,582	$ 669,408

The following is a reconciliation of the Company's effective income tax rate to the Federal statutory rate:

	Years ended December 31,			
	2024		2023	
	($)	Tax rate	($)	Tax rate
Income taxes at statutory federal income tax rate	$862,776	21.0%	$682,664	21.0%
State taxes, net of federal benefit	636	—	623	—
Research & development credits	(9,000)	(0.1)	(14,000)	(0.4)
Other, net	3,170	—	121	—
Provision for income taxes	$857,582	20.9%	$669,408	20.6%

The tax effects of temporary differences which comprise the deferred tax assets and liabilities are as follows:

	December 31,	
	2024	2023
Deferred tax assets		
Allowance for credit losses	$ 3,012	$ 3,501
Inventories	6,886	9,870
Accounts payable	89,251	28,235
R&D expenses	206,069	159,838
Accrued expenses	306,381	285,200
Total deferred tax assets	$ 611,599	$ 486,644
Deferred tax liabilities		
Accounts receivable	(302,987)	(332,537)
Prepaid expenses	(58,171)	(46,484)
Depreciation on property, plant and equipment	(68,959)	(56,275)
Unrealized gain on marketable securities	(6,085)	(418)
Total deferred tax liabilities	(436,202)	(435,714)
Net deferred tax asset	$ 175,397	$ 50,930

NOTE F
BENEFIT PLANS

Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan ("DC Plan") that provides for a dollar-for-dollar employer matching contribution of the first 4% of each employee's pay. Employees become fully vested in employer matching contributions immediately. Company 401(k) matching contributions were approximately $84,000 and $83,000 for the years ended December 31, 2024 and 2023, respectively.

The Company also makes discretionary contributions to each employee's account based on a "pay-to-pay" safe-harbor formula that qualifies the 401(k) Plan under current IRS regulations. For the years ended December 31, 2024 and 2023, the Company's Board of Directors authorized discretionary contributions in the amount of $115,000 and $109,000, respectively, to be allocated among all eligible employees. Employees become vested in the discretionary contributions as follows: 20% after two years of employment, and 20% for each year of employment thereafter until the employee becomes fully vested after six years of employment. The discretionary contribution for 2024 was paid in February 2025 and is included in accrued expenses.

NOTE G
GEOGRAPHIC and OTHER INFORMATION

Through its Guardian Laboratories division, the Company conducts research, product development, manufacturing, and marketing of cosmetic ingredients, pharmaceuticals, medical lubricants and sexual wellness ingredients. Prior to July 1, 2023, the Company manufactured and reported sales of a line of specialty industrial products, however this produce line was discontinued after the second quarter of 2023 due to low sales volume with no growth. All the products that the Company markets, with the exception of Renacidin, are produced at its facility in Hauppauge, New York. Renacidin, a urological product, is manufactured for the Company by an outside contract manufacturer. The Company's R&D department not only develops new products but also modifies and refines existing products, with the goal of expanding the potential markets for the Company's products.

Many of the cosmetic ingredients manufactured by the Company, particularly its Lubrajel line of water-based moisturizing and lubricating gels, are currently used by many of the major multinational personal care products companies.

The Company operates in one business segment. The Company's products are separated into five distinct product categories: cosmetic ingredients, pharmaceuticals, medical lubricants, sexual wellness ingredients and industrial products. The Company discontinued its industrial line of products after the second quarter of 2023 due to a low volume of sales and no growth. Each product category is marketed differently.

The cosmetic ingredients are marketed through a global network of distributors. These distributors purchase products outright from the Company and provide the main marketing and sales functions for these products on behalf of the Company. They in turn receive their compensation for those efforts by re-selling those products at a markup to their customers. This enables the Company to aggressively have its products marketed without the high cost of maintaining its own in-house marketing and sales staff. In 2024 we hired a marketing director to work alongside our distributors and provide marketing materials, training and aid in customer visits. We believe this strategy will allow us to better serve our mutual customers and build stronger relationships with our distributors. The Company currently has one written distribution agreement with the companies that market its cosmetic ingredients. The marketing contract with ASI terminated on December 31, 2023, and the Company is currently in negotiations with ASI to establish a new marketing agreement. The Company is hopeful that it will have a new marketing agreement in place with ASI by mid-2025. The Company's relationship with ASI continues to be strong, and during this period of renegotiation the Company continues to fill ASI's orders on a timely basis. All sales of the Company's cosmetic ingredients are final other than product later determined to be defective, and the Company does not make any sales on consignment.

No prior regulatory approval is needed by the Company to sell any products other than its pharmaceutical products. The end users of its products may or may not need regulatory approvals, depending on the intended claims and uses of those products.

The pharmaceutical products include a urological product and a topical biocide that are sold to end users primarily through distribution agreements with major drug wholesalers. For these products, the Company does the marketing, and the drug wholesalers supply the product to the end users, such as hospitals and pharmacies. The Company's marketing effort for Renacidin, its most important drug product, currently includes a Renacidin website which provides product information to patients and healthcare providers as well as a focus group study that was conducted in 2024. There is currently no active marketing effort for Clorpactin. Both of these products were originally developed in the 1950s. Clorpactin pre-dated the need for a formal New Drug Application ("NDA"), and the current sterile liquid form of Renacidin is marketed under an NDA that was approved by the FDA in 1990.

The medical lubricants are not pharmaceutical products. They consist primarily of water-based lubricating gels, which are marketed by the Company directly to manufacturers that incorporate them into urologic catheters and other medical devices and products that they sell. These products are distinguished from pharmaceutical products in that, unlike the pharmaceutical products, the Company is not required to obtain regulatory approval prior to marketing them. Regulatory approvals are the responsibility of the companies that market the finished products in which the Company's products are used, which are typically classified as medical devices. However, the Company is responsible for manufacturing these products in accordance with current Good Manufacturing Practices, and its manufacturing facility is subject to regular FDA oversight.

The industrial products were marketed by the Company directly to manufacturers, and generally did not require that the Company obtain regulatory approval. However, the manufacturers of the finished products may have to obtain such regulatory approvals before marketing these products. The Company discontinued this product line on July 1, 2023.

The sexual wellness ingredients are marketed by Brenntag Specialties, a global market leader in chemicals and ingredient distribution. The Company entered into a marketing and distribution agreement with Brenntag in October of 2023 in the United States, Canada, Mexico, Central America and South America.

The following tables present the significant concentrations of the Company's sales. Although a significant percentage of Customer A's purchases from the Company are sold to foreign customers, in table "(b)" below all sales to Customer A are included in the "United States" sales numbers because all shipments to Customer A are delivered to Customer A's warehouses in the U.S.

In addition, there are four customers for the Company's medical lubricants that take delivery of their shipments in the U.S. but potentially ship some of that product to manufacturing facilities outside the U.S. Since the Company makes those shipments to U.S. locations, sales to those customers are also included in the "United States" sales number in the table below.

(a) Net Sales

| | Years ended December 31, | |
	2024	2023
Cosmetic Ingredients	$ 5,817,172	$ 4,283,071
Pharmaceuticals	5,602,259	5,894,220
Medical Lubricants	2,028,564	1,750,632
Industrial and other	—	51,594
Gross Sales	13,447,995	11,979,517
Less: Discounts and allowances	(1,266,024)	(1,094,363)
Net Sales	$12,181,971	$10,885,154

(b) Geographic Information

| | Years ended December 31, | |
	2024	2023
United States	$10,175,926	$ 8,601,205
Other countries	2,006,045	2,283,949
Net Sales	$12,181,971	$10,885,154

(c) Gross Sales to Major Customers

| | Years ended December 31, | |
	2024	2023
Customer A	$ 5,387,048	$ 3,464,861
Customer B	2,239,705	2,502,846
Customer C	1,831,551	1,726,753
Customer D	1,331,544	1,490,158
All other customers	2,658,147	2,794,899
Total Gross Sales	$13,447,995	$11,979,517

NOTE H
ACCRUED EXPENSES

Accrued expenses at December 31, 2024 and 2023 consist of:

	2024	2023
Bonuses	$ 290,000	$ 187,002
Distribution fees	441,397	407,133
Payroll and related expenses	73,915	96,157
Company 401(k) contribution	115,000	109,000
Annual report expenses	83,238	81,725
Audit fee	73,364	71,000
Reserve for outdated material returns	276,732	247,847
Sales rebates	90,904	132,250
Other	23,383	30,930
Total accrued expenses	$1,467,933	$1,363,044

NOTE I

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

As of December 31, 2024, the Company had a number of unconverted Guardian Chemical shares that would convert to approximately 447 shares of United-Guardian, Inc. common stock if all of the remaining holders of those Guardian shares converted their Guardian stock to United-Guardian stock. The Company's transfer agent continues to try to locate the holders of those shares in anticipation of escheating them to the appropriate state jurisdictions. The Company is currently accruing dividends on the 447 shares that have not yet been exchanged or designated for escheatment as of December 31, 2024, and the Company will continue to do so as dividends are declared.

NOTE J
RELATED PARTY TRANSACTIONS

During the years ended December 31, 2024 and 2023, the Company made payments of $20,000 and $100,000, respectively, to Ken Globus, the Company's former President, for consulting services subsequent to his departure from the Company. The Company's consulting agreement with Ken Globus expired on May 31, 2024. Ken Globus is a director of the Company and currently serves as Chairman of the Board of Directors.

During the years ended December 31, 2024 and 2023, the Company paid PKF O'Connor Davies $23,250 and $20,000, respectively, for accounting and tax services. Lawrence Maietta, a partner at PKF O'Connor Davies, is a director of the Company.

NOTE K
SUBSEQUENT EVENTS

On January 27, 2025, the Company's Board of Directors declared a cash dividend of $0.35 per share, which was paid on February 18, 2025 to all stockholders of record as of February 10, 2025.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE LEVEL OVERVIEW

We specialize in manufacturing cosmetic ingredients, pharmaceuticals, medical lubricants, and sexual wellness ingredients through our Guardian Laboratories division. With a long-standing reputation for delivering high-quality specialty products, we are committed to serving diverse markets with innovative solutions.

As part of our strategic focus, we discontinued our specialty industrial products line in mid-2023 due to low sales and limited growth potential. This shift allows us to concentrate on higher-value product categories with greater market opportunities.

In October 2023, we took a significant step toward expanding our presence in the sexual wellness market by partnering with Brenntag Specialties, a global leader in chemicals and ingredients distribution. Under this agreement, Brenntag will distribute our new Natrajel line of sexual wellness ingredients across North and South America. While we reported no sales of this product line in 2024, we anticipate beginning manufacturing and revenue generation in 2025.

With a refined product portfolio and strategic partnerships, we are well-positioned for future growth, leveraging our expertise in specialty ingredients to capitalize on emerging market opportunities.

IMPACT OF GLOBAL SUPPLY CHAIN INSTABILITY, INFLATION AND TARIFFS

The continued supply chain instability, primarily caused by military tensions in the Middle East, continues to impact vessels' access to the Red Sea and Suez Canal. Shipping experts say this crisis may last into the first half of 2025. We continue to work with our suppliers regarding lead times and continue to closely monitor this situation. Although we have not yet experienced any delays in receiving raw materials or an increase in shipping costs, we are aware that the situation is fluid and could impact us at any time. If that occurs, we may experience longer lead times and increased shipping costs for some of our raw materials, which may impact

our future gross margins. As a result of this global supply chain instability, there continues to be uncertainty regarding the potential impact on our operations or financial results and we are unable to provide an accurate estimate or projection as to what the future impact will be.

The Trump administration has communicated its intention to impose tariffs on many products imported from China, Canada and Mexico. Some of those tariffs went into effect on March 4, 2025. Since that time the Trump administration has increased some of those tariffs and postponed others. It has threatened to levy tariffs on additional countries, including those of the European Union. Many of the countries on which those tariffs have been levied have imposed their own retaliatory tariffs or threated to impose tariffs on goods they import from the U.S. The tariff situation remains fluid and is subject to modification at any time. At this time, it is difficult to determine the impact of these tariffs on our business. We will continue to monitor this situation closely.

While we obtain most of our raw materials and lab supplies from domestic sources, we have three suppliers that obtain their raw materials from China. These materials are not purchased by us in large quantities, and we have adequate stock on hand to cover the next six months. In addition, we have one direct raw material supplier in China; however, the raw materials we purchase from this supplier are not in large quantities and the effect of this tariff would not materially impact the pricing of our products.

Many of our products are used in the formulation of finished products that are manufactured in China and then imported back into the United States ("U.S.") for sale. There is the possibility that the tariffs levied on these finished products could result in an increase in their price, which could potentially impact demand for these products in the U.S.

Due to the continued uncertainty of this, any other tariffs that may be imposed, there continues to be uncertainty regarding the future impact of any additional tariffs on our operations or financial results.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("US GAAP"). Preparation of financial statements requires us to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions, which are continually evaluated. Note A, Nature of Business and Summary of Significant Accounting Policies, of the Notes to Financial Statements, included in Item 8, Financial Statements and Supplementary Data, of this Annual Report, includes a discussion of our significant accounting policies. The following accounting policies are those that we consider critical to an understanding of the financial statements because their application places the most significant demands on management's judgment. Our financial results might have been different if other assumptions had been used or other conditions had prevailed.

Marketable Securities

Our marketable securities include investments in equity mutual funds, Certificates of Deposit and U.S. Treasury Bills with original maturities of greater than three months. Our marketable equity securities are reported at fair value with the related unrealized and realized gains and losses included in net income. Certificates of Deposit and U.S. Treasury Bills with original maturities of more than 3 months are recorded at amortized cost. Realized gains or losses on mutual funds are determined on a specific identification basis. We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value had been below cost basis, the financial condition of the issuer, and our ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery of market value. We record an impairment charge to the extent that the cost of the available-for-sale securities exceeds the estimated fair value of the securities and the decline in value is determined to be other-than-temporary. During 2024 and 2023, we did not record an impairment charge regarding our investment in marketable securities because management believes, based on an evaluation of the circumstances, that any decline in fair value below the cost of certain of our marketable securities is temporary.

Revenue Recognition

We record revenue in accordance with ASC Topic 606 *"Revenue from Contracts with Customers."* Under this guidance, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration expected to be received in exchange for those goods or services. Our principal source of revenue is product sales.

Our sales, as reported, are subject to a variety of deductions, some of which are estimated. These deductions are recorded in the same period in which the revenue is recognized. Such deductions, primarily related to the sale of our pharmaceutical products, include chargebacks from the United States Department of Veterans Affairs ("VA"), rebates in connection with our current participation in Medicare programs, distribution fees, discounts, and outdated product returns. These deductions represent estimates of the related obligations and, as such, knowledge and judgment are required when estimating the impact of these revenue deductions on sales for a reporting period.

During 2024 and 2023, we participated in various government drug rebate programs related to the sale of Renacidin, our most important pharmaceutical product. These programs include the Veterans Affairs Federal Supply Schedule ("FSS"), and the Medicare Part D Coverage Gap Discount Program ("CGDP"). These programs require us to sell our products at a discounted price, typically in the form of a rebate. Our sales, as reported, are net of these rebates, some of which are estimated and are recorded in the same period that the revenue is recognized.

On January 1, 2025, the Centers for Medicare & Medicaid Services ("CMS") implemented a new Medicare Part D Manufacturer Discount Program ("Discount Program"), which replaced the prior CGDP. The new Discount Program eliminates the coverage gap benefit phase, introduces pharmaceutical manufacturer discounts in the initial and catastrophic coverage phases, and lowers the cap on enrollee out-of-pocket costs. Under the new Discount Program, additional rebates are expected to be owed by pharmaceutical manufacturers due to the restructuring of the benefit periods and removal of the cap that was in place that limited the drug manufacturer's liability. The overall financial impact of this new program will vary depending on the products being reimbursed but it is expected to increase Medicare Part D rebates for drug manufacturers.

On January 31, 2024, we were notified by CMS that we qualified as a "specified small manufacturer" and would be entitled to a multi-year phase-in period during which we would pay a lower percentage discount on drugs dispensed to beneficiaries. Based on our "specified small manufacturer" designation, it appears, based on our current level of sales through the Medicare Part D Program, we would have reduced rebate liabilities in years 2025 and 2026, with rebates gradually increasing each year after, until they reach their full phase-in by 2031. By the end of the phase in period in 2031, these rebate liabilities are expected to significantly exceed the liabilities we have recorded under the CGDP in previous years.

As long as a valid purchase order has been received and future collection of the sale amount is reasonably assured, we recognize revenue from sales of our products when those products are shipped, which is when our performance obligation is satisfied. Our cosmetic products are shipped EXW from our facility in Hauppauge, NY, and the risk of loss and responsibility for the shipment passes to the customer upon shipment. Sales of our medical lubricant products are deemed final upon shipment, and we have no obligation to repurchase or allow the return of these goods unless they are defective. Sales of our pharmaceutical products are final upon shipment unless (a) they are found to be defective; (b) the product is damaged in shipping; (c) the product is too close to its expiration date for the customer to sell; or (d) the product is expired but is not more than one year after its expiration date. These return policies are in conformance with standard pharmaceutical industry practice. We estimate an allowance for outdated material returns based on previous years' historical returns of our pharmaceutical products.

We do not make sales on consignment, and the collection of the proceeds of the sale of any of our products is not contingent upon the customer being able to sell the goods to a third party.

Any allowances for returns are taken as a reduction of sales within the same period the revenue is recognized. Such allowances are determined based on historical experience under ASC Topic 606-10-32-8. We have not experienced significant fluctuations between estimated allowances and actual activity.

We have distribution agreements with certain distributors of our pharmaceutical products that entitle those distributors to distribution and services-related fees. We record distribution fees, and estimates of distribution fees, as offsets to revenue.

Accounting for Financial Instruments—Credit Losses

We recognize an allowance for our trade receivables to present the net amount expected to be collected as of the balance sheet date. This allowance is based on the credit losses expected to arise over the life of the asset and are based on Current Expected Credit Losses (CECL).

We perform ongoing credit evaluations of our customers and adjust credit limits, as determined by a review of current credit information. We continuously monitor collection and payments from customers and maintain an allowance for credit losses based upon historical experience, anticipation of uncollectible accounts receivable and any specific customer collection issues that have been identified. While our credit losses have historically been low and within expectations, we may not experience the same credit loss rates that have historically been attained in the future. The receivables are highly concentrated in a relatively small number of customers. Therefore, a significant change in the liquidity, financial position, or willingness to pay timely, or at all, of any one of our significant customers would have a significant impact on our results of operations and cash flows. When determining the reserve for credit losses, we take into consideration current and future economic conditions and the impact that these changing dynamics may have on potential future losses.

The timing between recognition of revenue for product sales and the receipt of payment is not significant. Our standard credit terms, which vary depending on the customer, range between 30 and 60 days. We provide an allowance for credit losses related to our accounts receivable for which collection is doubtful in accordance with ASU 2016-13. In accordance with FASB ASC Topic 326, *"Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"*, ("ASC 326"), we present financial assets at the net amount expected to be collected, requiring immediate recognition of estimated credit losses expected to occur over the asset's remaining life.

As of December 31, 2024 and December 31, 2023, the allowance for credit losses on accounts receivable was $14,342 and $16,672, respectively. Prompt-pay discounts are offered to some customers; however, due to the uncertainty of the customers taking the discounts, the discounts are recorded when they are taken.

Inventory Valuation Allowance

In conjunction with our ongoing analysis of inventory valuation, management constantly monitors projected demand on a product-by-product basis. Based on these projections, management evaluates the levels of write-downs required for inventory on hand and inventory on order from contract manufacturers. Although we believe that we have been reasonably successful in identifying write-downs in a timely manner, sudden changes in buying patterns from customers, either due to a shift in product interest and/or a complete pullback from their expected order levels, may result in the recognition of larger-than-anticipated write-downs. We have performed an evaluation of our inventory on hand as of December 31, 2024 and December 31, 2023, and believe the reserves are adequate to cover any slow-moving or obsolete inventory.

RESULTS OF OPERATIONS

Sales

Sales increased by approximately 12%, from $10,885,154 in 2023 to $12,181,971 in 2024. The increase in sales was primarily due to an increase in sales of our cosmetic ingredient products, specifically an increase of 51% in sales to our largest distributor, ASI, in 2024 compared with 2023. In addition, sales of our medical lubricants increased by 16%, primarily due to increased orders placed by our largest customer in China.

Cosmetic Ingredients

Sales of our cosmetic ingredients increased by approximately 32%, from $4,132,334 in 2023 to $5,438,262 in 2024. The increase was primarily due to an increase in sales to ASI. Based on information provided to the Company by ASI, the reasons for the increase during 2024 was due to increased demand for our products in China due to regaining market share at certain key accounts. This increase was offset by sales to our other four distributors, whose sales decreased by a net of approximately 49%, while sales from two of our small direct cosmetic ingredient customers increased by approximately 19%. This decrease was primarily due to reformulations.

We continue to experience global competition from Asian and European companies that manufacture and sell products that are competitive with our products. These competitive products are usually sold at a lower price than our products; however, they may not compare favorably to the level of performance and quality of our products. We work closely with our network of distributors to price our products as competitively as possible and, when appropriate, to offer additional volume discounts and more aggressive pricing to maintain and increase sales and expand our customer base. We expect that this competitive environment will continue in 2025 and we plan to enhance our competitive position by strengthening our core capabilities and investing in new products, especially in the area of naturally derived products. We will continue to provide high-quality products, technical expertise, and the reliability our customers have come to expect from us.

Pharmaceuticals

Because there are fees, rebates, and allowances associated with sales of our two pharmaceutical products, Renacidin and Clorpactin®, discussion of our pharmaceutical sales includes references to both gross sales (before fees, rebates and allowances) and net sales (after fees, rebates and allowances). Gross sales of our two pharmaceutical products, Renacidin and Clorpactin, together decreased by approximately 5%, from $5,894,220 in 2023 to $5,602,259 in 2024. Gross sales of Renacidin decreased by approximately 4%, from $5,127,069 in 2023 to $4,897,331 in 2024, and gross sales of Clorpactin decreased by 8% from $767,151 in 2023 to $704,928 in 2024.

The primary reason for the decrease in Renacidin sales was due to our contract manufacturer temporarily ceasing manufacturing during the latter part of 2023 and the beginning of 2024. During this time, we were unable to fill complete orders of Renacidin and were allocating product to all of our pharmaceutical distributors. We resumed filling orders in full towards the end of March 2024.

Net sales of our pharmaceutical products decreased by approximately 5% in 2024 compared with the same period in 2023. The decrease in net sales was due to a decrease in gross sales combined with a commensurate decrease in certain pharmaceutical-related rebates and allowances. The decrease in pharmaceutical-related rebates and allowances in 2024 was primarily due to a decrease in VA Chargebacks and Medicare rebates.

Medical Lubricants

Sales of our medical lubricants increased by approximately 16% in 2024, from $1,750,632 in 2023 to $2,028,564 in 2024. The increase in sales was driven by increased demand from one of our larger contract manufacturer customers located in China.

Sexual Wellness Ingredients

There were no sales of our sexual wellness ingredients in 2024, since we only began our marketing efforts for those products in mid-2023. Customers need to qualify new ingredients and perform product development testing prior to launching a new product. It is not unusual for this process to take a year or more and inherently it will require additional time for new ingredients to generate sales. Our distributor for these products has informed us of the possibility of orders being placed in mid-2025.

Industrial Products

There were no sales of our industrial products during 2024 due to this product line being discontinued after the second quarter of 2023.

Gross Profit on Sales

Gross profit on sales was 53% in 2024 compared with 50% in 2023. The increase in gross profit was primarily due to two factors. The first was an increase in sales of our cosmetic ingredients of 32% in 2024 compared to 2023, which carry a higher profit margin than our pharmaceutical products, combined with the fact that in 2024, the percentage of cosmetic product sales as a percentage of total sales increased to approximately 45%, compared with 38% in 2023. The second factor was lower per unit overhead costs due to increased production, which was caused by higher demand for some of our products.

Operating Expenses

Operating expenses increased by approximately 13%, from $2,078,564 in 2023 to $2,356,819 in 2024. The increase was mainly attributable to the following: 1) increases in sales and marketing expenses incurred in connection with the hiring of our new Marketing Director; 2) an increase in payroll and payroll-related expenses; and 3) an increase in fees paid to our Board of Directors. In connection with our growth initiatives, we anticipate that operating expenses will increase modestly in 2025.

Research and Development Expenses

Research and development expenses decreased by approximately 2%, from $463,992 in 2023 to $456,779 in 2024. In connection with the Company's growth initiatives, we expect our research and development expenses to increase modestly during 2025.

Investment Income

Investment income increased by approximately 42%, from $306,651 in 2023 to $434,679 in 2024. The increase was primarily due to an increase in interest income from investments in longer term U.S. Treasury Bills and Certificates of Deposit in 2024 compared to 2023. In addition, during 2024 we held more funds in money market accounts which yielded higher interest income compared to 2023. During the second half of 2023, we repositioned our marketable securities portfolio, liquidating most of our equity and fixed income mutual funds. The proceeds from these sales were used to purchase U.S. Treasury Bills and Certificates of Deposit to take advantage of the increase in interest rates.

Net Gain on Marketable Securities

For the year ended December 31, 2024, we recorded net gains on our marketable securities portfolio of $26,989 compared with net gains of $81,095 in 2023. We repositioned our marketable securities portfolio in the second half of 2023 to take advantage of the increase in interest rates. Management, as well as the Investment Committee of the Board of Directors, continue to closely monitor our investment portfolio and will make any adjustments they believe may be necessary or appropriate in order to minimize the future impact on our financial performance due to volatility of the global financial markets.

Provision for Income Taxes

The provision for income taxes increased from $669,408 in 2023 to $857,582 in 2024. This increase was due to an increase in income before taxes. Our effective income tax rate was 20.9% in 2024 and 20.6% in 2023.

Liquidity and Capital Resources

Working capital increased from $10,718,457 at December 31, 2023 to $10,751,082 at December 31, 2024. The increase in working capital was mainly due to an increase in cash and cash equivalents, marketable securities and inventories. The current ratio decreased from 8.0 to 1 at December 31, 2023 to 6.6 to 1 at December 31, 2024. The decrease in the current ratio was due mainly due to an increase in accounts payable.

Accounts receivable (net of allowance for credit losses) as of December 31, 2024 decreased from $1,566,839 in 2023 to $1,428,455 in 2024. The decrease in accounts receivable was due to a decrease in sales during the fourth quarter of 2024. The receivables turnover, or "Days Sales Outstanding," for 2024, was 45 days, compared with 50 days in 2023. The allowance for credit losses on accounts receivable decreased from $16,672 in 2023 to $14,342 in 2024, and we believe that the net balance of our accounts receivable as of December 31, 2024 was, and continues to be, fully collectible.

We generated cash from operations of $3,466,251 in 2024 compared with $3,144,480 in 2023. The increase in 2024 was primarily due to an increase in net income, offset by increases in inventories and deferred income taxes.

Net cash used in investing activities was $7,077,395 for the year ended December 31, 2024, compared with net cash provided by investing activities of $4,277,577 for the year ended December 31, 2023. The shift was primarily due to an increase in the purchase of longer-term investments in 2024 that are classified as marketable securities. During 2023, most of our marketable securities consisted of U.S. Treasury Bills and Certificates of Deposit that had maturities of less than three months and were included in cash and cash equivalents. During 2024, we changed our investment strategy to longer term fixed income investments due to the anticipated decrease in interest rates.

Net cash used in financing activities was $2,756,323 and $459,387 for the years ended December 31, 2024 and 2023, respectively. The increase was due to the payment of higher dividends in 2024 compared with 2023. During 2024, we paid dividends of $0.60 per share compared with $0.10 per share in 2023.

We believe that our working capital is sufficient to support our operating requirements for the next fiscal year. Our long-term liquidity position will be dependent upon our ability to generate sufficient cash flow from profitable operations, and we expect to continue to use our cash to make dividend payments, purchase marketable securities, and to take advantage of growth opportunities that may arise that are in the best interest of the business and our stockholders.

In connection with an upgrade to our building sprinkler system, costs of approximately $181,000 have been incurred as of December 31, 2024. The project is substantially complete and is expected to be fully complete by the end of the first quarter of 2025, with additional planned expenditures of $14,000.

During the fourth quarter of 2024, the Company replaced the roof on a portion of its facility in Hauppauge, New York at a cost of approximately $237,000.

We have no off-balance-sheet transactions that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

New Accounting Pronouncements

See Note "A" to the financial statements regarding new accounting pronouncements, which note is incorporated herein by reference.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our Common Stock is currently traded on the NASDAQ Global Market, under the symbol "UG".

Holders of Record

As of March 3, 2025, there were 342 holders of record of Common Stock.

Dividend Policy

On July 10, 2024, our Board of Directors declared a cash dividend of $0.35 per share, which was paid on July 31, 2024, to all holders of record as of July 23, 2024. On January 30, 2024, our Board of Directors declared a cash dividend of $0.25 per share, which was paid on February 20, 2024, to all holders of record as of February 12, 2024. On January 27, 2025, our Board of Directors declared a cash dividend of $0.35 per share, which was paid on February 18, 2025, to all holders of record as of February 10, 2025.

On July 12, 2023, our Board of Directors declared a cash dividend of $0.10 per share, which was paid on August 2, 2023, to all stockholders of record as of July 26, 2023. We did not declare any other dividends in 2023. In June of 2023, our Board of Directors changed the dividend declaration practice to a semi-annual dividend declaration in January and July of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Stockholders of United-Guardian, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheet of United-Guardian, Inc. (the "Company") as of December 31, 2024 and 2023, and the related statements of income, stockholders' equity, and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.
We have served as the Company's auditors since 2023.

Jericho, New York
March 19, 2025



REGISTRAR AND TRANSFER AGENT
Continental Stock Transfer & Trust Company
1 State Street, 30th Floor
New York, NY 10004

LEGAL COUNSEL
Ruskin Moscou Faltischek, P.C.
Uniondale, NY

AUDITORS
Grassi & Co., CPAs, P.C.
Jericho, NY

MAIN OFFICE AND PLANT
230 Marcus Blvd.
Hauppauge, NY 11788

MAILING ADDRESS
P.O. Box 18050
Hauppauge, NY 11788

Tel: (631) 273-0900
Fax: (631) 273-0858
Website: www.u-g.com

NOTE: Upon written request, a copy of the Company's
most recent Annual Report on Form 10-K will be
furnished without charge. A fee will be charged for
copies of any exhibits to such report. Contact: Corporate
Secretary, United-Guardian, Inc., P.O. Box 18050, Hauppauge,
NY 11788.



UNITED-GUARDIAN, INC.

Excellence Through Innovation®

230 Marcus Boulevard
P.O. Box 18050
Hauppauge, New York 11788
Telephone (631) 273-0900
Fax (631) 273-0858
www.u-g.com